UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              B of I HOLDING, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    05566U108
                                 (CUSIP Number)

                                  Robert Eprile
                              5743 Meadows Del Mar
                               San Diego, CA 92130
                              Phone: (858) 720-9952
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 05566U108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

      Robert Eprile
      --------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   |_|
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      (b)   |_|
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3.    SEC Use Only

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4.    Source of Funds (See Instructions)

      PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) |_|

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6.    Citizenship or Place of Organization

      United States of America
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Number of         7.    Sole Voting Power
Shares
Beneficially            422,106
Owned by                --------------------------------------------------------
Each
Reporting         8.    Shared Voting Power
Person With
                        --------------------------------------------------------

                  9.    Sole Dispositive Power

                        422,106
                        --------------------------------------------------------

                  10.   Shared Dispositive Power

                        --------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      422,106
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) |_|

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13.   Percent of Class Represented by Amount in Row (11)

      5.1%
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14.   Type of Reporting Person (See Instructions)

      IN
      --------------------------------------------------------------------------


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

Item 1. Security and Issuer

This statement relates to the common stock, $.01 par value, (the "Common Stock") of B of I Holding, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 12777 High Bluff Drive, Suite 100, San Diego, CA 92130.

Item 2. Identity and Background

(a) - (c) The name of the person filing this statement is: Robert Eprile, a California resident, that acquired the securities which are the subject of this
Schedule 13D. The business address for the Reporting Person is 5743 Meadows Del Mar San Diego, CA 92130. Mr Eprile is a former director of B of I Holding, Inc.

(d) and (e) During the last five years, the person filing this statement has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Robert Eprile is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On January 11, 2005, Robert Eprile exercised stock options to purchased an aggregate of 48,106 shares of the Issuer's Common Stock at $4.19 per share for an aggregate of $201,587.04. This purchase as well as prior acquisitions of the Issuer's Common Stock were funded from personal funds of Mr. Eprile.

Item 4. Purpose of Transaction

The purchases herein reported by the Reporting Person were for investment purposes.

(a) The Reporting Person may also make additional purchases of or dispositions of the Issuer's securities.

(b) None at the present time.

(c) None at the present time.

(d) None at the present time.

(e) None at the present time.

(f) None at the present time.

(g) None at the present time.

(h) None at the present time.

(i) None at the present time.

(j) None at the present time.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 422,106 shares of Common Stock or 5.1% of the Issuer's currently outstanding Common Stock.


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

(b) The Reporting Person has the sole voting and dispositive power over 422,106 shares of Common Stock or 5.1% of the Issuer's currently outstanding Common Stock.

(c)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        January 20, 2006
                                        ----------------------------------------
                                        Date


                                        /s/ Robert Eprile
                                        ----------------------------------------
                                        Signature

                                        Robert Eprile
                                        ----------------------------------------
                                        Name/Title


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